SembCorp
Industries

02 MAR -1 AM 8:07

Rule 12g3-2(b) File No. 825109

12 October 2001

02015562

SUPPL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed are announcements submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

PROCESSED
MAR 14 2002
THOMSON
FINANCIAL

Linda Hoon (Ms)
Group Company Secretary

Enclosure

dlw 3/7

9 Bishan Place #08-00 Junction 8 Singapore 579837
Tel: (65) 356 3119 Fax: (65) 352 2583 Website: http://www.sembcorp.com.sg

MASNET No. 25 OF 12.10.2001
Announcement No. 28

SEMBCORP INDUSTRIES LTD

SembCorp Industries' engineering and construction subsidiary wins $20m contract to build chemical plant on Jurong Island

SembCorp Industries wishes to announce that its wholly-owned engineering and construction subsidiary, SembCorp Engineers & Constructors, has secured a $20m contract with Akzo Nobel Surface Chemistry to build a quaternary ammonium product plant on Jurong Island, Singapore.

Work for this Engineering, Production, Construction and Management project has commenced in September and is scheduled for completion in December 2002.

Akzo Nobel Surface Chemistry is a subsidiary of the Netherlands-based Akzo Nobel group, a technology company involved in the production of healthcare products, coatings, chemicals and fibres. The group currently operates in more than 60 countries worldwide.

For media enquiries, please contact:

Beverley Wong (Ms)
Executive
Group Corporate Relations
SembCorp Industries
DID: (65) 357 9153
Fax: (65) 352 2163
Email: beverley.wong@sembcorp.com.sg

Submitted by Linda Hoon Siew Kin, Group Company Secretary on 12/10/2001 to the SGX

MASNET No. 2 OF 12.10.2001
Announcement No. 2

SEMBCORP INDUSTRIES LTD

SembCorp Industries announces that its engineering and construction subsidiary has secured a $235m expressway contract

SembCorp Engineers & Constructors has received this contract from The Land Transport Authority (LTA) to build part of the largely underground Kallang/Paya Lebar Expressway (KPE).

This contract was announced on October 11, 2001 by LTA.

Submitted by Linda Hoon Siew Kin, Group Company Secretary on 12/10/2001 to the SGX